Exhibit (a)(5)(J)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
Statement of Material Fact
(i)      Telemar Participações S.A. (“TmarPart”), controlling shareholder of Tele Norte Leste Participações S.A. (“TNE”) and Telemar Norte Leste S.A. (“Tmar”), in light of the articles published in today’s press, informs the market that it is not taking part in any initiative with the purpose of restructuring the Brazilian private telecommunication system.
(ii)      TmarPart clarifies that the analysis of any future transaction involving a corporate ownership of TNE or Tmar will be timely decided in the exclusive interest of the shareholders of the public companies and their customers, in order to comply with, on one hand, the legal duties of the controlling shareholder and, on the other side, with the legal obligations to adequately provide the services.
Rio de Janeiro, August 2, 2007
Fabio Schvartsman
Investors Relations Officer